INFORMATION STATEMENT PURSUANT TO SECTION 14(F)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                            AND RULE 14F-1 THEREUNDER

                    REPORT OF CHANGE IN MAJORITY OF DIRECTORS

                                JANUARY 22, 2002

Rimpac Resources Ltd. (the "Company") is sending this Information Statement to you and each of the Company's other stockholders with respect to the appointment of its new Board of Directors. The appointment of a new board of directors is occurring pursuant to the Share Exchange Agreement (the "Agreement") dated January 17, 2002, between Rimpac Resources Ltd., a Nevada corporation, and the shareholders of Internet LOTO, Inc., a California corporation ("Internet LOTO").

Under the Agreement, the Company is acquiring 100% of the outstanding ownership interests of Internet LOTO in exchange for 11,450,000 shares of its Common Stock (the "Acquisition"). The Agreement provides that upon consummation of the Acquisition, the sole existing member of the Board of Directors will resign and one (1) person designated by Internet LOTO will become a director of the Company.

This information is provided for information purposes only. We are not soliciting proxies in connection with the items described herein. You are urged to read this Information Statement carefully. You are not, however, required to take any action.

The information contained in this Information Statement concerning Internet LOTO and the designee for the Company's Board of Directors has been furnished to the Company by Internet LOTO and the designee, and the Company assumes no responsibility for the accuracy, completeness or fairness of any of that information.

At the close of business on January 22, 2002, there were 8,550,000 shares of the Company's Common Stock issued and outstanding. The Company's Common Stock is the only class of its securities outstanding having the right to vote for the election of directors of the Company. Each share of Common Stock entitles its record holder to one vote.

This Information Statement is being sent on or about January 22, 2002.


BOARD DESIGNEE

The person listed below in this Information Statement (the "Board Designee") is to be elected to the Board of Directors upon the closing of the Acquisition:

NAME AND ADDRESS OF DESIGNEE                   AGE      OCCUPATION

Thomas M. Johnson                               41      President and Director of Internet LOTO
3665 Ruffin Road, Suite 115
San Diego, CA   92123

THOMAS M. JOHNSON
Mr. Johnson graduated from University of California, San Diego (UCSD) with a BA in Biochemistry & Cellular Biology and minor in Computer Science in 1985. He was a Senior Coder/Programmer at Scripps Institution of Oceanography for over 4 years. Mr. Johnson also completed a certified Business Management program at UCSD in 1993. From 1985 - 1994, he worked as Director of Manufacturing for some of San Diego's highly acclaimed biotechnology and pharmaceutical companies, such as, Gen-Probe, Telios Pharmaceuticals and Chromagen.

In April 1994, he founded HI-TEK Multimedia, Inc., a private California multimedia company specializing in development and production of interactive CD-ROMs and web sites for travel, golf, tourism and hospitality industries. From 1997 - 1998, he was a Director for Traveler's Aid, a non-profit organization assisting and aiding travelers with free information at numerous international airports. In the same year, Mr. Johnson was also a Director on the Advanced Technology Committee for the San Diego Convention and Visitors Bureau.

From March 1999 to present, Mr. Johnson has been a technology and marketing consultant to the Secretary of Tourism for the Government of Baja California, Mexico. In addition, he is currently working with the Vietnamese government to develop a strategic marketing plan to promote tourism and investment for the country with second fastest growing economy in Asia.

In 2000 - 2001, HI-TEK produced the Carlsbad Vacation Planner CD-ROM for the Carlsbad Convention and Visitors Bureau, which won the top digital marketing award at HSMAI (Hospitality Sales and Marketing Association International) event with over 2000 entries worldwide.

Finally, in February 2001, Mr. Johnson founded Internet LOTO, a marketing company developing the latest online lottery technologies to assist in the promotions of state and government sanctioned lotteries worldwide.

Lastly, Mr. Johnson speaks and writes Vietnamese, Spanish and English fluently.


SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
MANAGEMENT

The following table sets forth information, as December 31, 2001, with respect to the beneficial ownership of the Company's Common Stock by each person known by the Company to be the beneficial owner of more than five percent (5%) of the outstanding Common Stock and by directors and officers of the Company, both individually and as a group:

                                                                       SHARES OWNED
BENEFICIAL OWNERS                                                  BENEFICIALLY AND OF       PERCENT OF CLASS (1)<F1>
                                                                          RECORD
Georgia Knight                                                             -0-                        -
1765 Duchess Avenue, Suite MS
West Vancouver, BC V7V 1P8 Canada

Leroy Halterman                                                          500,000                     5.9%
11930 Menaul Blvd., NE, Suite 107
Albuquerque, New Mexico 87112


Information Statement Pursuant to Section 14(f) dated January 22, 2002 - Page 2




                                                                       SHARES OWNED
BENEFICIAL OWNERS                                                  BENEFICIALLY AND OF       PERCENT OF CLASS (1)<F1>
                                                                          RECORD
Abney Trading SA                                                         700,000                     8.2%
c/o Lillian Deleveaux
94 Dowdeswell Street
P.O. Box N-3114
Nassau, Bahamas

Sheila Andrews                                                           700,000                     8.2%
Bluf Cotil Samares Inner Road
St. Clement FOR, Jersey Channel Islands

Sarah Cabianca                                                           557,500                     6.5%
4519 Woodgreen Drive
West Vancouver, BC V7S 2T8 Canada

Heath T. Ellingham                                                       700,000                     8.2%
7919 Woodhurst Drive
Burnaby, BC V5A 4C5 Canada

Phyllis Grant                                                            700,000                     8.2%
c/o #103-1140 Castle Crescent
Port Coquitlam, BC Canada

Dave S.A. Jeffrey                                                        700,000                     8.2%
1633 West 8th Avenue, Apt. 801
Vancouver, BC V6J 5H7 Canada

Scott Larson                                                             700,000                     8.2%
334 Strand Avenue
New Westminister, BC V3L 3J2 Canada

Charles Phillips                                                         700,000                     8.2%
55 Lateward Road
Brentford, Middlesex TW8 0PL England

Andrew Robinson                                                          653,650                     7.6%
22 Le Bernage Longueville
St. Saviours Road
Jersey City, England

Progessive Enterprises Inc.                                              700,000                     8.2%
P.O. Box N-8303
First Floor, Saffrey Square Building
Bay Street & Bank Lane
Nassau, Bahamas

Carey Whitehead                                                          700,000                     8.2%
7117 Antrim Avenue, Apt. 201
Burnaby, BC V5J 4M8 Canada

Officers and directors as a group                                          -0-                        -
(1 person)
----------

(1)<F1>  Based on 8,550,000 shares outstanding on December 31, 2001.



Information Statement Pursuant to Section 14(f) dated January 22, 2002 - Page 3

LEGAL PROCEEDINGS

As of the date of this statement, there is no material proceeding to which any director, officer, affiliate, or shareholder of the Company is a party adverse to the Company.


DIRECTORS AND EXECUTIVE OFFICERS

EXISTING DIRECTORS AND OFFICERS.

The sole director and officer of the Company is as follows:

NAME                         AGE                 POSITION

Georgia Knight               38                  Sole officer and Director

The Company's officers and directors serve until the next annual meeting of the shareholders or until their death, resignation, retirement, removal, or disqualification, or until their successors have been duly elected and qualified. Vacancies in the existing Board of Directors are filled by majority vote of the remaining Directors. Officers of the Company serve at the will of the Board of Directors. The Company's Board of Directors does not have any standing audit, nominating, or compensation committees.

GEORGIA KNIGHT, PRESIDENT, SECRETARY, TREASURER AND DIRECTOR. Ms. Knight has been our sole officer and director since February 2001. Since August 2000, she has been the president and director of Infinity Products Incorporated, a golfing accessory company located in Vancouver, Canada. Since October 1998 and December 1999, she has been the office administrator and director, respectively, for Primo Resources International Inc., an oil and gas company located in Vancouver, Canada. Primo Resources International Inc. is a reporting issuer with the SEC. From June 1995 to September 1998, Ms. Knight was a marketing administrator and assisted with legal support for Samoth Capital Corporation, a financial real estate lending and hotelier company with offices located in Vancouver, Canada and Scottsdale, Arizona. From January 1995 to June 1995, she was an executive assistant at Haywood Securities Inc., a securities investment firm located in Vancouver, Canada. From 1994 to 1997, Ms. Knight was self-employed as a management consultant on a part time basis under the name GHK Consulting, Inc., a British Columbia corporation located in Vancouver, Canada. From 1993 to 1994, she was employed as an officer administrator and legal secretary with Beruschi & Co. Law Firm, located in Vancouver, Canada. Ms. Knight has attended several college courses but does not have a college degree.

COMPLIANCE WITH SECTION 16(A) OF THE SECURITIES EXCHANGE ACT OF 1934

The Company knows of no person, who at any time during the subsequent fiscal years, was a director, officer, beneficial owner of more than ten percent of any class of equity securities of the registrant registered pursuant to Section 12 ("Reporting Person"), that failed to file on a timely basis any reports required to be furnished pursuant to Section 16(a). Based upon a review of Forms 3 and 4 furnished to the registrant under Rule 16(a)-3(d) during its most recent fiscal year,


Information Statement Pursuant to Section 14(f) dated January 22, 2002 - Page 4 other than disclosed below, the registrant knows of no Reporting Person that failed to file the required reports during the most recent fiscal year or prior years.

Leroy Halterman was required to file an Initial Statement of Beneficial Ownership of Securities on Form 3 at the time of the registration of the Company's securities under Section 12(g) of the Exchange Act. Mr. Halterman filed a Form 5 upon resignation in March 2001. Ms. Knight replaced Mr. Halterman and she filed her Form 3 in March 2001.


EXECUTIVE COMPENSATION

None of the officers and/or directors receive any compensation for their respective services rendered to the Company, nor have they received such compensation in the past. They all have agreed to act without compensation until authorized by the Board of Directors, which is not expected to occur until the Company has generated revenues from operations after consummation of a merger or acquisition.


CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Other than as disclosed below, none of the Company's present directors, officers or principal shareholders, nor any family member of these shareholders, nor any family member of such former directors, officers or principal shareholders, has or had any material interest, direct or indirect, in any transaction, within the two years prior to the date of this report, or in any proposed transaction which has materially affected or will materially affect the Company.

During the fiscal year ended December 31, 2000, the Company received loans totaling $7,797 from Downtown Consulting, a company owned and controlled by Sarah Cabianca. The loans have no specific terms of repayment or interest.

From inception through December 31, 2000, Leroy Halterman, then an officer and director of the Company, provided consulting services to the Company in the amount of $5,919. On August 11, 1999, the Company also paid an amount of $2,000 in consulting fees to 465628 B.C. Ltd., a separate company controlled by Sheldon Silverman, then a shareholder of the Company, and Kenneth Cabianca, a promoter of the Company.

On February 17, 1999, the Company paid an expense in the amount of $142 on behalf of MinSearch, a related company owned and operated by Mr. Halterman. MinSearch repaid the Company on June 11, 1999. As of December 31, 2000 and 1999, the Company owed $446 and $281, respectively, to a related party for services rendered. These amounts are included in accounts payable.

Mr. Halterman posted a $3,000 cash bond on the property, which has been repaid to Mr. Halterman.

Mr. Halterman, Mr. Kenneth Cabianca and Ms. Sarah Cabianca may be deemed to be "promoters" and "parents" of the Company within the meaning of the rules and regulations promulgated under the Securities Act of 1933.


Information Statement Pursuant to Section 14(f) dated January 22, 2002 - Page 5